August 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                            Conifer Holdings, Inc.—Request for Acceleration
Registration Statement on Form S-1 (File No. 333-205448)

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representatives of the several Underwriters (the “Representatives”), hereby join in the request of Conifer Holdings, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement, as then amended, be accelerated so as to permit it to become effective under the Act at 5:00 p.m., Eastern time, on Wednesday, August 12, 2015 or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to the provisions of Rule 460 under the Act, please be advised that we have distributed approximately 300 copies of the Company’s Preliminary Prospectus, dated July 30, 2015, to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BMO CAPITAL MARKETS CORP.
RAYMOND JAMES & ASSOCIATES, INC.
as Representatives of the several Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ William Koo
Name: William Koo
Title: Vice President

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Douglas F. Secord
Name: Douglas F. Secord
Title: Managing Director

[Signature Page to Underwriter Acceleration Request — Conifer Holdings, Inc.]